UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

4 Messogiou & Evropis Street
151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on November 14, 2022: Euroseas Ltd. Reports Results for the Nine-Month Period and Quarter Ended September 30, 2022.

This Report on Form 6-K, except for the paragraph beginning with “Aristides Pittas, Chairman and CEO of Euroseas commented:” and the next three succeeding paragraphs, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-237128) filed with the U.S. Securities and Exchange Commission on March 12, 2020, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EUROSEAS LTD.

Dated: November 14, 2022	By:	/s/ Aristides J. Pittas
	Name:	Aristides J. Pittas
	Title:	President

Exhibit 1

Euroseas Ltd. Reports Results for the Nine-Month Period and Quarter

Ended September 30, 2022

Maroussi, Athens, Greece – November 14, 2022 – Euroseas Ltd. (NASDAQ: ESEA, the “Company” or “Euroseas”), an owner and operator of container carrier vessels and provider of seaborne transportation for containerized cargoes, announced today its results for the three and nine-month periods ended September 30, 2022.

Third Quarter 2022 Financial Highlights:

•

Total net revenues of $46.0 million. Net income and net income attributable to common shareholders of $25.2 million or $3.50 earnings per share basic and diluted. Adjusted net income attributable to common shareholders1 for the period was $20.9 million or $2.90 per share basic and diluted.

•

Adjusted EBITDA1 was $26.2 million.

•

An average of 18.0 vessels were owned and operated during the third quarter of 2022 earning an average time charter equivalent rate of $30,893 per day.

•

Declared a quarterly dividend of $0.50 per share for the third quarter of 2022 payable on or about December 16, 2022 to shareholders of record on December 9, 2022 as part of the Company’s common stock dividend plan.

•

As of November 14, 2022 we had repurchased 138,936 of our common stock in the open market for a total of about $3.0 million, under our share repurchase plan of up to $20 million announced in May 2022.

Nine Months 2022 Financial Highlights:

•

Total net revenues of $139.8 million. Net income and net income attributable to common shareholders of $85.9 million or $11.91 and $11.86 earnings per share basic and diluted, respectively. Adjusted net income attributable to common shareholders1 for the period was $77.3 million or $10.71 and $10.67 per share basic and diluted, respectively.

•

 Adjusted EBITDA1 was $91.5 million.

•

An average of 16.8 vessels were owned and operated during the first nine months of 2022 earning an average time charter equivalent rate of $32,814 per day.

1Adjusted EBITDA, Adjusted net income and Adjusted earnings per share are not recognized measurements under U.S. GAAP (GAAP) and should not be used in isolation or as a substitute for Euroseas financial results presented in accordance with GAAP. Refer to a subsequent section of the Press Release for the definitions and reconciliation of these measurements to the most directly comparable financial measures calculated and presented in accordance with GAAP.

Aristides Pittas, Chairman and CEO of Euroseas commented:

“Containership rates reached all-time highs for most vessel segments during March of 2022, stayed near those levels through August, but since the beginning of September 2022 have started declining, dropping almost 80% until the beginning of November. Still, present charter rates are, for the segments we operate, more than double the average rates during 2019, the year before the pandemic. We believe that the precipitous decline in rates was the result of lower shipping demand due to the economic slowdown across the globe combined with the reversal of port delays and other related inefficiencies that had crept in the transportation system which increased effective vessel supply.

“Looking forward, one of the challenges in the market is the absorption of the containership orderbook standing now at nearly 29% of the existing fleet. This orderbook will start being delivered, mainly, from the second half of 2023 and onwards and is heavily concentrated on the larger containership segments and much less so on the feeder size segments we operate. The feeder fleet, in addition, has an age profile that is tilted towards older vessels and as a result it is expected to be affected the most, as compared to larger ships, by the greenhouse gas regulations being introduced in 2023, thus, further mitigating the supply growth for the segment.

“In any event, the explosion of charter rates from late 2020 to August 2022 has allowed us to charter all our vessels at very profitable rates for periods extending up to three or more years creating a backlog of contracted revenues in excess of $450 million. On the strength of this backlog, we embarked onto a newbuilding program and ordered nine modern ecologically friendly (“eco”) feeder vessels, two of which we have already contracted for a minimum period of three years. These orders will assist our transitioning into one of the most environmentally friendly feeder operators. We continuously evaluate investment opportunities that might emerge as the market conditions change but we only focus on potential acquisitions which will not require above average future charter rates to be accretive.

“Our increased earnings and liquidity have allowed us to reward our shareholders by establishing a quarterly dividend of $0.50 per share. In addition, we have also established a share repurchase program as we believe that repurchasing our stock which is trading significantly below its charter adjusted net asset value represents not only a great investment opportunity for us but also enhances the value of our company for the benefit of all of our shareholders.”

Tasos Aslidis, Chief Financial Officer of Euroseas commented:

“The results of the third quarter of 2022 reflect the significantly higher time charter rates our vessels earned in the third quarter of 2022, compared to the corresponding period of 2021. The Company operated an average of 18.0 vessels, versus 14.0 vessels during the same period last year. Our net revenues increased to $46.0 million in the third quarter of 2022 compared to $23.0 million during the same period of last year. On a per-vessel-per-day basis, our vessels earned a 58.6% higher average charter rate in the third quarter of 2022 as compared to the same period of 2021. At the same time, total daily vessel operating expenses, including management fees, general and administrative expenses but excluding drydocking costs, during the third quarter of 2022, averaged $7,180 per vessel per day, as compared to $7,321 for the same period of last year and $7,406 per vessel per day for the first nine months of 2022 as compared to $7,033 per vessel per day for the same period of 2021. The increased operating expenses for the first nine months of 2022 are mainly attributable to difficulties in crew rotation due to COVID-19 related restrictions, the higher prices in the supply of lubricants and the increase in hull and machinery insurance premiums.

Adjusted EBITDA during the third quarter of 2022 was $26.2 million versus $10.6 million in the third quarter of last year, and it reached $91.5 million versus $26.6 million for the respective nine-month periods of 2022 and 2021.

As of September 30, 2022, our outstanding debt (excluding the unamortized loan fees) was $115.7 million versus unrestricted and restricted cash of $33.0 million. As of the same date, our scheduled debt repayments over the next 12 months amounted to about $40.1 million (excluding the unamortized loan fees).”

Third Quarter 2022 Results:

For the third quarter of 2022, the Company reported total net revenues of $46.0 million representing a 99.5% increase over total net revenues of $23.0 million during the third quarter of 2021 which was mainly the result of the higher average charter rates our vessels earned in the third quarter of 2022 compared to the corresponding period of 2021. The Company reported a net income and net income attributable to common shareholders for the period of $25.2 million, as compared to a net income and a net income attributable to common shareholders of $8.5 million, for the third quarter of 2021. On average, 18.0 vessels were owned and operated during the third quarter of 2022 earning an average time charter equivalent rate of $30,893 per day compared to 14.0 vessels in the same period of 2021 earning on average $19,482 per day.

Vessel operating expenses for the third quarter of 2022 amounted to $9.7 million as compared to $7.6 million for the same period of 2021. The increased amount is mainly due to the higher number of vessels owned and operated in the three months of 2022 compared to the same period of 2021.

Depreciation expense for the third quarter of 2022 amounted to $5.3 million compared to $1.6 million for the same period of 2021 due to the increased number of vessels in the Company’s fleet and the fact that the new vessels acquired in the fourth quarter of 2021 and second quarter of 2022 have a higher average daily depreciation charge as a result of their higher acquisition price compared to the remaining vessels.

Related party management fees for the three months ended September 30, 2022 were $1.3 million compared to $1.1 million for the same period of 2021 due to the higher number of vessels in our fleet. General and administrative expenses amounted to $1.0 million for the third quarter of 2022, as compared to $0.7 million for the third quarter of 2021. This increase is mainly attributable to the increased cost of our stock incentive plan.

In the third quarter of 2022 two of our vessels completed their special survey with drydock. The abovementioned drydocking expenses amounted to $3.7 million. In the corresponding period of 2021, the total cost was $2.7 million, incurred in connection with the special survey with drydock of one vessel and drydocking costs of another vessel that completed her special survey in the fourth quarter of 2021.

Interest and other financing costs for the third quarter of 2022 amounted to $1.3 million compared to $0.6 million for the same period of 2021. This increase is due to the increased amount of debt and increase in the weighted average LIBOR / SOFR rate in the current period compared to the same period of 2021.

For the three months ended September 30, 2022 the Company recognized a $1.8 million gain on its interest rate swap contracts, comprising $1.8 million unrealized gain from the mark-to-market valuation of our outstanding interest rate swaps and a marginal realized gain. For the three months ended June 30, 2021 the Company recognized a $0.03 million gain on its interest rate swap contract, comprising a $0.08 million unrealized gain and a $0,05 million realized loss.

Adjusted EBITDA1 for the third quarter of 2022 increased to $26.2 million compared to $10.6 million achieved during the third quarter of 2021, primarily due to the increase in revenues.

Basic and diluted earnings per share attributable to common shareholders for the third quarter of 2022 were $3.50, calculated on 7,199,448 and 7,211,204 basic and diluted weighted average number of shares outstanding, respectively, compared to basic and diluted earnings per share of $1.18 and $1.17 for the third quarter of 2021, calculated on 7,198,991 and 7,241,740 basic and diluted weighted average number of shares outstanding, respectively.

Excluding the effect on the income attributable to common shareholders for the quarter of the unrealized gain on derivatives, the amortization of fair value of below market time charters acquired and the vessel depreciation on the portion of the consideration of vessels acquired with attached time charters allocated to below market time charters, the adjusted earnings attributable to common shareholders for the quarter ended September 30, 2022 would have been $2.90 per share basic and diluted, compared to adjusted earnings of $1.16 per share basic and diluted for the quarter ended September 30, 2021, after excluding unrealized gain on derivative. Usually, security analysts do not include the above items in their published estimates of earnings per share.

Nine Months 2022 Results:

For the first nine months of 2022, the Company reported total net revenues of $139.8 million representing a 151.3% increase over total net revenues of $55.6 million during the first nine months of 2021, as a result of the higher average charter rates our vessels earned and the increased number of vessels owned and operated in the first nine months of 2022 compared to the corresponding period of 2021. The Company reported a net income and net income attributable to common shareholders for the period of $85.9 million, as compared to a net income of $20.2 million and a net income attributable to common shareholders of $19.6 million for the first nine months of 2021. On average, 16.8 vessels were owned and operated during the first nine months of 2022 earning an average time charter equivalent rate of $32,814 per day compared to 14.0 vessels in the same period of 2021 earning on average $15,478 per day.

Vessel operating expenses for the nine-month period of 2022 amounted to $27.5 million as compared to $21.4 million for the same period of 2021. The increased amount is mainly due to the higher average number of vessels owned and operated in the nine months of 2022 compared to the same period of 2021, in addition to the increased crewing costs for our vessels, resulting from difficulties in crew rotation due to COVID-19 related restrictions, the higher prices in the supply of lubricants and the increase in hull and machinery insurance premiums, compared to the same period of 2021.

Depreciation expense for the first nine months of 2022 was $13.2 million compared to $4.8 million during the same period of 2021, due to the increased number of vessels in the Company’s fleet and the fact that the new vessels acquired in the fourth quarter of 2021 and the second quarter of 2022 have a higher average daily depreciation charge as a result of their higher acquisition price compared to the remaining vessels.

Related party management fees for the nine months ended September 30, 2022 were $3.6 million compared to $3.2 million for the same period of 2021 as a result of the higher number of vessels in our fleet, partly offset by the favorable movement of the euro/dollar exchange rate.

General and administrative expenses amounted to $2.9 million for the nine months period ended September 30, 2022, as compared to $2.2 million for the same period of 2021. This increase is mainly attributable to the increased cost of our stock incentive plan.

Drydocking expenses amounted to $6.2 million for the nine months of 2022 (three vessels completed their intermediate survey in water, three vessels passed their special survey with drydock and another one started its drydock in September 2022 and completed her special survey in the fourth quarter of 2022), compared to $2.9 million for the same period of 2021 (two vessels passed their special survey with drydock).

Finally, during the nine month period of 2022 and 2021, we had other operating expenses of $0.4 million and other operating income of $1.3 million, respectively. The operating expense for the nine month period of 2022 relates to the settlement of accounts with charterers, while the operating income for the nine months of 2021 mainly consisted of the proceeds from a claim award related to the sale of one of our vessels, M/V “Manolis P”, for scrap in March 2020 that initially failed to be completed due to COVID-related reasons with the vessel finally being sold to another buyer within the second quarter of 2020.

Interest and other financing costs for the first nine months of 2022 amounted to $3.5 million compared to $2.0 million for the same period of 2021. This increase is due to the increased amount of debt and the increased LIBOR / SOFR rates of our bank loans in the current period compared to the same period of 2021. For the nine months ended September 30, 2022 the Company recognized a $4.1 million gain on its interest rate swap contracts. For the nine months ended September 30, 2021 the Company recognized a $0.4 million gain on its interest rate swap contract.

Adjusted EBITDA1 for the first nine months of 2022 was $91.5 million compared to $26.6 million for the first nine months of 2021.

Basic and diluted earnings per share attributable to common shareholders for the first nine months of 2022 were $11.91 and $11.86, calculated on 7,215,189 and 7,240,848 basic and diluted weighted average number of shares outstanding, respectively, compared to basic and diluted earnings per share of $2.84 and $2.82 for the first nine months of 2021, calculated on 6,898,195 and 6,942,614 basic and diluted weighted average number of shares outstanding, respectively.

Excluding the effect on the income attributable to common shareholders for the first nine months of 2022 of the unrealized gain on derivatives, the amortization of fair value of below market time charters acquired and the vessel depreciation on the portion of the consideration of vessels acquired with attached time charters allocated to below market time charters, the adjusted earnings per share attributable to common shareholders for the nine-month period ended September 30, 2022 would have been $10.71 and $10.67 basic and diluted, respectively, compared to adjusted earnings of $2.76 and $2.74 per share basic and diluted, respectively, for the same period in 2021, after excluding unrealized gain on derivative and net loss on sale of vessel. As mentioned above, usually, security analysts do not include the above items in their published estimates of earnings per share.

Fleet Profile:

The Euroseas Ltd. fleet profile is as follows

Name	Type	Dwt	TEU	Year Built	Employment(*)	TCE Rate ($/day)
Container Carriers
MARCOS V(*)	Intermediate	72,968	6,350	2005	TC until Dec-24 plus 12 months option	$42,200 Option $15,000
AKINADA BRIDGE	Intermediate	71,366	5,610	2001	Undergoing dry dock/repairs(**)	-
SYNERGY BUSAN(*)	Intermediate	50,726	4,253	2009	TC until Aug-24	$25,000
SYNERGY ANTWERP(+)	Intermediate	50,726	4,253	2008	TC until Dec-23	$18,000
SYNERGY OAKLAND(*)	Intermediate	50,787	4,253	2009	TC until May-26	$42,000
SYNERGY KEELUNG(+)	Intermediate	50,969	4,253	2009	TC until Feb-23	$14,500
EMMANUEL P(*)	Intermediate	50,796	4,250	2005	TC until Mar-25	$19,000
RENA P(*)	Intermediate	50,796	4,250	2007	TC until Apr-24 then until Feb-25	$20,250 then CONTEX(***) basis ($13,000 floor and $21,000 ceiling)
EM KEA(*)	Feeder	42,165	3,100	2007	TC until May-23	$22,000
EM ASTORIA (*)	Feeder	35,600	2,788	2004	TC until Feb-23 then until Feb-24 then until Feb-25	$65,000 $50,000 $20,000
EVRIDIKI G(*)	Feeder	34,677	2,556	2001	TC until Feb-25	$40,000
EM CORFU(*)	Feeder	34,654	2,556	2001	TC until Feb-25	$40,000
DIAMANTIS P(*)	Feeder	30,360	2,008	1998	TC until Oct-24	$27,000
EM SPETSES(*)	Feeder	23,224	1,740	2007	TC until Aug-24	$29,500
JONATHAN P(*)	Feeder	23,357	1,740	2006	TC until Sep-24	$26,662(****)
EM HYDRA(*)	Feeder	23,351	1,740	2005	TC until Apr-23	$20,000
JOANNA(*)	Feeder	22,301	1,732	1999	TC until Dec-22	$16,800
AEGEAN EXPRESS(*)	Feeder	18,581	1,439	1997	TC until Apr-25	$41,000
Total Container Carriers on the Water	18	737,404	58,871

Vessels under construction	Type	Dwt	TEU	To be delivered	Employment	TCE Rate (4/day)
GREGOS (*) (H4201)	Feeder	37,237	2,800	Q1 2023	TC until Mar-26	$48,000
TERATAKI (*) (H4202)	Feeder	37,237	2,800	Q2 2023	TC until Jun-26	$48,000
TENDER SOUL (H4236)	Feeder	37,237	2,800	Q4 2023
LEONIDAS Z (H4237)	Feeder	37,237	2,800	Q1 2024
MONICA (H4248)	Feeder	22,262	1,800	Q2 2024
STEPHANIA K (H4249)	Feeder	22,262	1,800	Q2 2024
PEPI STAR (H4250)	Feeder	22,262	1,800	Q2 2024
DEAR PANEL (H4251)	Feeder	37,237	2,800	Q4 2024
SYMEON P (H4252)	Feeder	37,237	2,800	Q4 2024
Total under construction	9	290,208	22,200

Notes:

(*)

TC denotes time charter. Charter duration indicates the earliest redelivery date; all dates listed are the earliest redelivery dates under each TC unless the contract rate is lower than the current market rate in which cases the latest redelivery date is assumed; vessels with the latest redelivery date shown are marked by (+).

(**)

Repairs refer to tailshaft system damage found while the ship was in drydock. Hull & Machinery and Loss of Hire underwriters have been notified and the managers are presently working to evaluate necessary repair options.

(***)

The CONTEX (Container Ship Time Charter Assessment Index) has been published by the Hamburg and Bremen Shipbrokers’ Association (VHBS) since October 2007. The CONTEX is a company-independent index of time charter rates for container ships. It is based on assessments of the current day charter rates of six selected container ship types, which are representative of their size categories: Type 1,100 TEU and Type 1,700 TEU with a charter period of one year, and the Types 2,500, 2,700, 3,500 and 4,250 TEU all with a charter period of two years.

(****)

Rate is net of commissions (which are typically 5-6.25%)

Summary Fleet Data:

	Three Months, Ended September 30, 2021	Three Months, Ended September 30, 2022	Nine Months, Ended September 30, 2021	Nine Months, Ended September 30, 2022
FLEET DATA
Average number of vessels (1)	14.0	18.0	14.0	16.8
Calendar days for fleet (2)	1,288.0	1,656.0	3,822.0	4,594.0
Scheduled off-hire days incl. laid-up (3)	57.3	114.4	57.3	173.0
Available days for fleet (4) = (2) - (3)	1,230.7	1,541.6	3,764.7	4,421.0
Commercial off-hire days (5)	-	-	-	5.3
Operational off-hire days (6)	14.4	7.4	56.7	18.4
Voyage days for fleet (7) = (4) - (5) - (6)	1,216.3	1,534.2	3,708.0	4,397.3
Fleet utilization (8) = (7) / (4)	98.8%	99.5%	98.5%	99.5%
Fleet utilization, commercial (9) = ((4) - (5)) / (4)	100.0%	100.0%	100.0%	99.9%
Fleet utilization, operational (10) = ((4) - (6)) / (4)	98.8%	99.5%	98.5%	99.6%

AVERAGE DAILY RESULTS (usd/day)
Time charter equivalent rate (11)	19,482	30,893	15,478	32,814
Vessel operating expenses excl. drydocking expenses (12)	6,741	6,601	6,445	6,771
General and administrative expenses (13)	580	579	588	635
Total vessel operating expenses (14)	7,321	7,180	7,033	7,406
Drydocking expenses (15)	2,073	2,223	758	1,346

(1) Average number of vessels is the number of vessels that constituted the Company’s fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of the Company’s fleet during the period divided by the number of calendar days in that period.

(2) Calendar days. We define calendar days as the total number of days in a period during which each vessel in our fleet was in our possession including off-hire days associated with major repairs, drydockings or special or intermediate surveys or days of vessels in lay-up. Calendar days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during that period.

(3) The scheduled off-hire days including vessels laid-up are days associated with scheduled repairs, drydockings or special or intermediate surveys or days of vessels in lay-up.

(4) Available days. We define available days as the Calendar days in a period net of scheduled off-hire days including laid up. We use available days to measure the number of days in a period during which vessels were available to generate revenues.

(5) Commercial off-hire days. We define commercial off-hire days as days a vessel is idle without employment.

(6) Operational off-hire days. We define operational off-hire days as days associated with unscheduled repairs or other off-hire time related to the operation of the vessels.

(7) Voyage days. We define voyage days as the total number of days in a period during which each vessel in our fleet was in our possession net of commercial and operational off-hire days. We use voyage days to measure the number of days in a period during which vessels actually generate revenues or are sailing for repositioning purposes.

(8) Fleet utilization. We calculate fleet utilization by dividing the number of our voyage days during a period by the number of our available days during that period. We use fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as unscheduled repairs or days waiting to find employment.

(9) Fleet utilization, commercial. We calculate commercial fleet utilization by dividing our available days net of commercial off-hire days during a period by our available days during that period.

(10) Fleet utilization, operational. We calculate operational fleet utilization by dividing our available days net of operational off-hire days during a period by our available days during that period.

(11) Time charter equivalent rate, or TCE, is a measure of the average daily revenue performance of our vessels. Our method of calculating TCE is determined by dividing time charter revenue and voyage charter revenue net of voyage expenses by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, or are related to repositioning the vessel for the next charter. TCE, which is a non-GAAP measure, provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and because we believe that it provides useful information to investors regarding our financial performance. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. Our definition of TCE may not be comparable to that used by other companies in the shipping industry.

(12) We calculate daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs and related party management fees by dividing vessel operating expenses and related party management fees by fleet calendar days for the relevant time period. Drydocking expenses are reported separately.

(13) Daily general and administrative expense is calculated by us by dividing general and administrative expenses by fleet calendar days for the relevant time period.

(14) Total vessel operating expenses, or TVOE, is a measure of our total expenses associated with operating our vessels. We compute TVOE as the sum of vessel operating expenses, related party management fees and general and administrative expenses; drydocking expenses are not included. Daily TVOE is calculated by dividing TVOE by fleet calendar days for the relevant time period.

(15) Daily drydocking expenses is calculated by us by dividing drydocking expenses by the fleet calendar days for the relevant period. Drydocking expenses include expenses during drydockings that would have been capitalized and amortized under the deferral method. Drydocking expenses could vary substantially from period to period depending on how many vessels underwent drydocking during the period. The Company expenses drydocking expenses as incurred.

Conference Call and Webcast:

Today, Monday, November 14, 2022 at 9:30 a.m. Eastern Standard Time, the Company's management will host a conference call to discuss the results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In). Please quote “Euroseas” to the operator and/or conference ID 13734397. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Audio webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast. A slide presentation on the Third Quarter 2022 results in PDF format will also be available 10 minutes prior to the conference call and webcast accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Operations

(All amounts expressed in U.S. Dollars – except number of shares)

	Three Months Ended September 30,	Three Months Ended September 30,	Nine Months Ended September 30,	Nine Months Ended September 30,
	2021	2022	2021	2022

Revenues
Time charter revenue	24,006,648	47,736,642	57,980,391	145,185,170
Commissions	(966,598)	(1,781,458)	(2,340,579)	(5,376,839)
Net revenues	23,040,050	45,955,184	55,639,812	139,808,331

Operating expenses / (income)
Voyage expenses	310,724	340,844	588,706	892,130
Vessel operating expenses	7,629,855	9,652,894	21,431,974	27,483,359
Drydocking expenses	2,669,597	3,681,923	2,898,981	6,184,667
Vessel depreciation	1,596,543	5,347,010	4,789,629	13,174,664
Related party management fees	1,052,884	1,278,851	3,201,105	3,624,795
Net loss on sale of vessel	-	-	9,417	-
General and administrative expenses	744,624	958,078	2,247,097	2,918,559
Other operating (income) / expenses	-	-	(1,298,318)	350,000
Total operating expenses, net	14,004,227	21,259,600	33,868,591	54,628,174

Operating income	9,035,823	24,695,584	21,771,221	85,180,157

Other (expenses) / income
Interest and other financing costs	(621,410)	(1,329,511)	(2,003,077)	(3,476,113)
Gain on derivatives, net	33,163	1,809,263	421,308	4,119,167
Foreign exchange gain	15,425	30,107	7,921	67,421
Interest income	1,015	17,717	2,969	18,664
Other (expenses) / income, net	(571,807)	527,576	(1,570,879)	729,139
Net income	8,464,016	25,223,160	20,200,342	85,909,296
Dividend Series B Preferred shares	-	-	(255,324)	-
Preferred deemed dividend	-	-	(345,423)	-
Net income attributable to common shareholders	8,464,016	25,223,160	19,599,595	85,909,296
Weighted average number of shares outstanding, basic	7,198,991	7,199,448	6,898,195	7,215,189
Earnings per share, basic	1.18	3.50	2.84	11.91
Weighted average number of shares outstanding, diluted	7,241,740	7,211,204	6,942,614	7,240,848
Earnings per share, diluted	1.17	3.50	2.82	11.86

Euroseas Ltd.

Unaudited Consolidated Condensed Balance Sheets

(All amounts expressed in U.S. Dollars – except number of shares)

	December 31, 2021	September 30, 2022

ASSETS
Current Assets:
Cash and cash equivalents	26,530,944	27,395,261
Trade accounts receivable, net	1,274,729	584,298
Other receivables	1,722,885	745,281
Inventories	2,274,454	2,402,628
Restricted cash	167,285	184,681
Prepaid expenses	382,729	636,054
Derivatives	540,753	1,982,183
Total current assets	32,893,779	33,930,386
Fixed assets:
Vessels, net	176,111,486	230,078,227
Long-term assets:
Advances for vessels under construction	7,615,958	50,499,455
Derivatives	-	1,788,395
Restricted cash	4,800,000	5,400,000
Total assets	221,421,223	321,696,463

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Long-term bank loans, current portion	29,034,049	39,773,409
Trade accounts payable	2,804,194	4,565,517
Accrued expenses	1,702,925	3,497,063
Accrued dividends	-	43,150
Deferred revenue	3,293,986	6,463,028
Due to related company	309,970	201,485
Total current liabilities	37,145,124	54,543,652

Long-term liabilities:
Long-term bank loans, net of current portion	89,004,951	75,091,196
Derivatives	952,666	-
Fair value of below market time charters acquired	17,461,586	38,815,342
Total long-term liabilities	107,419,203	113,906,538
Total liabilities	144,564,327	168,450,190

Shareholders’ equity:
Common stock (par value $0.03, 200,000,000 shares authorized, 7,294,541 and 7,162,200, issued and outstanding)	218,836	214,866
Additional paid-in capital	264,609,233	262,356,737
Accumulated deficit	(187,971,173)	(109,325,330)
Total shareholders’ equity	76,856,896	153,246,273
Total liabilities and shareholders’ equity	221,421,223	321,696,463

Euroseas Ltd.

Unaudited Consolidated Condensed Statements of Cash Flows

 (All amounts expressed in U.S. Dollars)

	Nine Months Ended September 30,	Nine Months Ended September 30,
	2021	2022

Cash flows from operating activities:
Net income	20,200,342	85,909,296
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	4,789,629	13,174,664
Amortization of deferred charges	150,008	250,565
Share-based compensation	73,676	650,829
Net loss on sale of vessel	9,417	-
Amortization of fair value of below market time charters acquired	-	(6,945,691)
Unrealized gain on derivatives	(552,632)	(4,182,491)
Changes in operating assets and liabilities	2,052,628	6,490,535
Net cash provided by operating activities	26,723,068	95,347,707

Cash flows from investing activities:
Cash paid for vessels under construction	(7,615,294)	(42,608,461)
Cash paid for vessel acquisitions and capitalized expenses	(2,550,714)	(36,504,636)
Cash paid for vessel improvements	(621,704)	(1,172,500)
Net cash used in investing activities	(10,787,712)	(80,285,597)

Cash flows from financing activities:
Proceeds from issuance of common stock, net of commissions paid	743,553	-
Redemption of Series B preferred shares	(2,000,000)	-
Cash paid for share repurchase		(2,907,090)
Preferred dividends paid	(424,000)	-
Dividends paid	-	(7,220,509)
Loan arrangement fees paid	(225,000)	(115,500)
Offering expenses paid	(69,900)	(27,838)
Proceeds from long- term bank loans	10,000,000	19,250,000
Repayment of long-term bank loans	(17,556,380)	(22,559,460)
Repayment of related party loan	(2,500,000)	-
Net cash used in financing activities	(12,031,727)	(13,580,397)

Net increase in cash, cash equivalents and restricted cash	3,903,629	1,481,713
Cash, cash equivalents and restricted cash at beginning of period	6,338,177	31,498,229
Cash, cash equivalents and restricted cash at end of period	10,241,806	32,979,942

             Cash breakdown

Cash and cash equivalents	5,880,947	27,395,261
Restricted cash, current	160,859	184,681
Restricted cash, long term	4,200,000	5,400,000
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	10,241,806	32,979,942

Euroseas Ltd.

Reconciliation of Adjusted EBITDA to Net income

(All amounts expressed in U.S. Dollars)

	Three Months Ended September 30, 2021	Three Months Ended September 30, 2022	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2022
Net income	8,464,016	25,223,160	20,200,342	85,909,296
Interest and other financing costs, net (incl. interest income)	620,395	1,311,794	2,000,108	3,457,449
Vessel depreciation	1,596,543	5,347,010	4,789,629	13,174,664
Net loss on sale of vessel	-	-	9,417	-
Amortization of fair value of below market time charters acquired	-	(3,881,904)	-	(6,945,691)
Gain on interest rate swap derivatives, net	(33,163)	(1,809,263)	(421,308)	(4,119,167)
Adjusted EBITDA	10,647,791	26,190,797	26,578,188	91,476,551

Adjusted EBITDA Reconciliation:

Euroseas Ltd. considers Adjusted EBITDA to represent net income before interest and other financing costs, income taxes, depreciation, gain on interest rate swaps, net loss on sale of vessel and amortization of fair value of below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income, as determined by United States generally accepted accounting principles, or GAAP. Adjusted EBITDA is included herein because it is a basis upon which the Company assesses its financial performance because the Company believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period by excluding the potentially disparate effects between periods of, interest and other financing costs, net loss on sale of vessel, amortization of fair value of below market time charters acquired gain on interest rate swaps and depreciation. The Company's definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.

Euroseas Ltd.

Reconciliation of Adjusted net income to Net income

(All amounts expressed in U.S. Dollars – except share data and number of shares)

	Three Months Ended September 30, 2021	Three Months Ended September 30, 2022	Nine Months Ended September 30, 2021	Nine Months Ended September 30, 2022
Net income	8,464,016	25,223,160	20,200,342	85,909,296
Unrealized gain on derivatives	(78,985)	(1,771,835)	(552,632)	(4,182,491)
Net loss on sale of vessel	-	-	9,417	-
Amortization of fair value of below market time charters acquired	-	(3,881,904)	-	(6,945,691)
Vessel depreciation on portion of the consideration of vessels acquired with attached time charters allocated to below market time charters	-	1,307,189	-	2,511,790
Adjusted net income	8,385,031	20,876,610	19,657,127	77,292,904
Preferred dividends	-	-	(255,324)	-
Preferred deemed dividend	-	-	(345,423)	-
Adjusted net income attributable to common shareholders	8,385,031	20,876,610	19,056,380	77,292,904
Adjusted earnings per share, basic	1.16	2.90	2.76	10.71
Weighted average number of shares, basic	7,198,991	7,199,448	6,898,195	7,215,189
Adjusted earnings per share, diluted	1.16	2.90	2.74	10.67
Weighted average number of shares, diluted	7,241,740	7,211,204	6,942,614	7,240,848

Adjusted net income and Adjusted earnings per share Reconciliation:

Euroseas Ltd. considers Adjusted net income to represent net income before unrealized gain on derivatives, net loss on sale of vessel, amortization of fair value of below market time charters acquired and vessel depreciation on portion of the consideration of vessels acquired with attached time charters allocated to below market time charters. Adjusted net income and Adjusted earnings per share are included herein because we believe they assist our management and investors by increasing the comparability of the Company's fundamental performance from period to period by excluding the potentially disparate effects between periods of the aforementioned items, which may significantly affect results of operations between periods.

Adjusted net income and Adjusted earnings per share do not represent and should not be considered as an alternative to net income or earnings per share, as determined by GAAP. The Company's definition of Adjusted net income and Adjusted earnings per share may not be the same as that used by other companies in the shipping or other industries.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 140 years. Euroseas trades on the NASDAQ Capital Market under the ticker ESEA.

Euroseas operates in the container shipping market. Euroseas' operations are managed by Eurobulk Ltd., an ISO 9001:2008 and ISO 14001:2004 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 18 vessels, including 10 Feeder containerships and 8 Intermediate containerships. Euroseas 18 containerships have a cargo capacity of 58,871 teu. After the delivery of nine feeder containership newbuildings in 2023 and 2024, Euroseas’ fleet will consist of 27 vessels with a total carrying capacity of 81,071 teu.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for containerships, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis Markella Kara Capital Link, Inc. 230 Park Avenue, Suite 1540 New York, NY 10169 Tel. (212) 661-7566 E-mail: euroseas@capitallink.com